                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 11)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                      Aberdeen Australia Equity Fund, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    318652104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Moritz Sell
                           Bankgesellschaft Berlin AG
                                Alexanderplatz 2
                                 D-10178 Berlin
                                     Germany
                                +44.20.7572.6200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 22, 2005
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

                               Page 1 of 7 Pages

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. ID NO. OF ABOVE PERSON

                  Bankgesellschaft Berlin AG
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER  OF A GROUP              (a) [  ]
                                                                        (b) [  ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           [  ]
         PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Federal Republic of Germany
--------------------------------------------------------------------------------
        NUMBER OF                SOLE VOTING POWER                     4,812,650
         SHARES
--------------------------------------------------------------------------------
      BENEFICIALLY               SHARED VOTING POWER
          OWNED
--------------------------------------------------------------------------------
         BY EACH                 SOLE DISPOSITIVE POWER                4,812,650
        REPORTING
--------------------------------------------------------------------------------
         PERSON                  SHARED DISPOSITIVE POWER
          WITH
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                       4,812,650
--------------------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN         [  ]
         SHARES
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                          28.68%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON                                            BK
--------------------------------------------------------------------------------

                               Page 2 of 7 Pages

     This Amendment No. 11 amends and supplements Items 2 and 5 and Annex A of the Statement on Schedule 13D of Bankgesellschaft Berlin AG (the "Bank") with respect to the shares of Common Stock, par value $.01 per share (the "Common
Stock"), of the Aberdeen Australia Equity Fund, Inc. (the "Fund"). Annex A sets forth the name, address and principal occupation of each director and executive officer of the Bank and the name, address, jurisdiction of incorporation and principal business of each shareholder of the Bank who may be deemed to be in control of the Bank. All of the individuals listed on Annex A are citizens of the Federal Republic of Germany. Items not included in this amendment are not amended and remain as previously reported.

ITEM 2. IDENTITY AND BACKGROUND

     We note that every time we amend Annex A to the Bank's Schedule 13D, we automatically reiterate, unless otherwise explicitly set forth in such amendment, the statement made in Item 2 of the Bank's Amendment No. 7 to its
Schedule 13D. Such statement is as follows: Based on the information about the persons listed on Annex A that is available to the Bank pursuant to German labor law (including a police certificate of no criminal record), the Bank is unaware of any information that would render incorrect the statements in (d) and (e) of
Item 2 of the Bank's Statement on Schedule 13D with respect to the persons listed in Annex A.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) According to the latest Proxy Statement of the Fund filed with the
Commission on Form DEF 14A on April 8, 2005, there were 16,777,298 shares of
Common Stock outstanding at March 10, 2005. The percentage set forth in this
Item 5(a) was derived using such number. The Bank is the beneficial owner of
4,812,650 shares of Common Stock, which constitute approximately 28.68% of the outstanding shares of Common Stock.

     (b) The Bank has sole power to vote and to dispose of the shares of Common
Stock owned by it.

     (c) During the last sixty days, the Bank has effected the following sales in the shares of Common Stock in reliance upon Rule 144 under the Securities Act of 1933, as amended:

DATE                            NUMBER OF SHARES             PRICE PER SHARE
May 4, 2005                             1,700                     $11.0029
May 10, 2005                            4,800                     $11.0421
May 11, 2005                           13,700                     $10.9355
May 12, 2005                            8,000                     $10.9500
May 16, 2005                            5,600                     $10.6284
May 18, 2005                           20,500                     $10.7006
May 19, 2005                           10,200                     $10.7554
May 20, 2005                           27,400                     $10.7893
May 23, 2005                            1,600                     $10.9500
June 24, 2005                           4,800                     $12.3756

                               Page 3 of 7 Pages

June 30, 2005                           7,500                     $12.1439
July 1, 2005                            5,000                     $12.0977
July 5, 2005                            4,500                     $12.0222
July 6, 2005                            3,400                     $11.6094
July 11, 2005                          20,000                     $11.7105
July 12, 2005                           2,600                     $11.7585
July 13, 2005                          15,500                     $11.6671
July 14, 2005                           3,500                     $11.5700

     (d) No person other than the Bank has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Bank.

     (e) Inapplicable.

                               Page 4 of 7 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: July 22, 2005

                                            BANKGESELLSCHAFT BERLIN AG

                                            By:       /s/ Dirk Kipp
                                               ---------------------------------
                                               Name:  Dirk Kipp
                                               Title: Managing Director

                                            By:       /s/ Moritz Sell
                                               ---------------------------------
                                               Name:  Moritz Sell
                                               Title: Director

                               Page 5 of 7 Pages

     ANNEX A
     -------

Unless otherwise indicated, the business address for all individuals listed in this Annex A is Bankgesellschaft Berlin AG, Alexanderplatz 2, D-10178 Berlin,
Federal Republic of Germany.

                                         MEMBERS OF THE MANAGING BOARD



----------------------------------------------------  ------------------------------------------------------------
NAME AND ADDRESS                                      PRINCIPAL OCCUPATION
----------------------------------------------------  ------------------------------------------------------------

Hans-Joerg Vetter                                     Chairman of the Managing Board of
----------------------------------------------------  Bankgesellschaft Berlin AG
                                                      ------------------------------------------------------------
----------------------------------------------------  ------------------------------------------------------------
Serge Demoliere                                       Member of the Managing Board of
                                                      Bankgesellschaft  Berlin AG
----------------------------------------------------  ------------------------------------------------------------
----------------------------------------------------  ------------------------------------------------------------
Uwe Kruschinski                                       Member of the Managing Board of
                                                      Bankgesellschaft Berlin AG
----------------------------------------------------  ------------------------------------------------------------
----------------------------------------------------  ------------------------------------------------------------
Dr. Thomas Veit                                       Member of the Managing Board of
                                                      Bankgesellschaft Berlin AG
----------------------------------------------------  ------------------------------------------------------------
----------------------------------------------------  ------------------------------------------------------------
Martin Klaus Mueller                                  Member of the Managing Board of
                                                      Bankgesellschaft Berlin AG
----------------------------------------------------  ------------------------------------------------------------

                                              EXECUTIVE OFFICER

----------------------------------------------------  ------------------------------------------------------------
NAME AND ADDRESS                                      PRINCIPAL OCCUPATION
----------------------------------------------------  ------------------------------------------------------------
----------------------------------------------------  ------------------------------------------------------------
Alt, Volker                                           Managing Director of Bankgesellschaft Berlin AG
Recht                                                 ------------------------------------------------------------
----------------------------------------------------
----------------------------------------------------  ------------------------------------------------------------
Boehmer, Willi                                        Managing Director of Bankgesellschaft Berlin AG
Finanzen                                              ------------------------------------------------------------
Brunnenstra(beta)e 111
D-13355 Berlin
----------------------------------------------------
----------------------------------------------------  ------------------------------------------------------------
Boenke, Frank-Michael                                 Managing Director of Bankgesellschaft Berlin AG
Compliance                                            ------------------------------------------------------------
Brunnenstrasse 111
D-13355 Berlin
----------------------------------------------------
----------------------------------------------------  ------------------------------------------------------------
Brummel, Beate                                        Managing Director of Bankgesellschaft Berlin AG
Kreditbereich Kapitalmarktgeschaft   Strukturierte    ------------------------------------------------------------
Finanzierungen/Projektfinanzierungen
----------------------------------------------------
----------------------------------------------------  ------------------------------------------------------------
Burmester, Dr. Christian                              General Manager of Bankgesellschaft Berlin AG
London Branch                                         London Branch
1 Crown Court                                         ------------------------------------------------------------
Cheapside
GB-London EC2V 6LR
----------------------------------------------------
----------------------------------------------------  ------------------------------------------------------------
Butzer, Arnold                                        Managing Director of Bankgesellschaft Berlin AG
Vertrieb Immobilienfinanzierung                       ------------------------------------------------------------
Corneliusstr, 7
D-10787 Berlin
----------------------------------------------------


                               Page 6 of 7 Pages



----------------------------------------------------  ------------------------------------------------------------
Scheer, Gunter                                        Managing Director of Bankgesellschaft Berlin AG
Unternehmensentwicklung                               ------------------------------------------------------------
----------------------------------------------------
----------------------------------------------------  ------------------------------------------------------------
Gunther, Steffen                                      Managing Director of Bankgesellschaft Berlin AG
Geschaftsfeldstab Immobilienfinanzierung              ------------------------------------------------------------
Corneliusstr, 7
D-10787 Berlin
----------------------------------------------------
----------------------------------------------------  ------------------------------------------------------------
Hirschhaeuser, Dr. Karl-Friedrich                     Managing Director of Bankgesellschaft Berlin AG
Controlling                                           ------------------------------------------------------------
----------------------------------------------------
----------------------------------------------------  ------------------------------------------------------------
Kipp, Dirk                                            Managing Director of Bankgesellschaft Berlin AG
Eigenhandel and Treasury                              ------------------------------------------------------------
----------------------------------------------------
----------------------------------------------------  ------------------------------------------------------------
Lange, Axel                                           Managing Director of Bankgesellschaft Berlin AG
Kreditbereich IBAG/IBG                                ------------------------------------------------------------
Hardenbergstr. 20
D-10623 Berlin
----------------------------------------------------
----------------------------------------------------  ------------------------------------------------------------
Papesch, Uwe                                          Managing Director of Bankgesellschaft Berlin AG
Equities and Zins-/Kreditprodukte                     ------------------------------------------------------------
----------------------------------------------------
----------------------------------------------------  ------------------------------------------------------------
Reutter, Dr. Georg                                    Managing Director of Bankgesellschaft Berlin AG
Kredit Immobilien BG                                  ------------------------------------------------------------
Corneliusstr, 7
D-10787 Berlin
----------------------------------------------------
----------------------------------------------------  ------------------------------------------------------------
Roller, Gerhard                                       Managing Director of Bankgesellschaft Berlin AG
Internationales Geschaft                              ------------------------------------------------------------
----------------------------------------------------
----------------------------------------------------  ------------------------------------------------------------
Schoelper, Siegfried                                  Managing Director of Bankgesellschaft Berlin AG
Risikocontrolling                                     ------------------------------------------------------------
Brunnenstra(beta)e 111
D-13355 Berlin
----------------------------------------------------
----------------------------------------------------  ------------------------------------------------------------
Schroeder, Bartho                                     Managing Director of Bankgesellschaft Berlin AG
Business Management                                   ------------------------------------------------------------
----------------------------------------------------


SHAREHOLDERS WHO MAY BE DEEMED TO CONTROL THE BANK

     The following shareholders of the Bank may be deemed to control the Bank:

The State of Berlin

                               Page 7 of 7 Pages